June 13, 2005

Writer's Direct Contact (213) 892-5251 hcohn@mofo.com

By Overnight Delivery

Mary K. Fraser, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

  Re:
  InterDent Service Corporation
  Form S-4 Registration Statement
   Registration Statement No. 333-124080

Dear Ms. Fraser:

        On behalf of InterDent Service Corporation (the "Company") and InterDent, Inc. (collectively, the "Registrants"), we are transmitting for filing Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-4 (File No. 333-124080) (the "Registration Statement"). Courtesy copies of the Amendment will be provided that are marked to show changes from the initial Registration Statement filed with the Securities and Exchange Commission (the "Commission") on April 14, 2005.

        The Amendment is being filed in response to comments received on May 27 from the Commission staff (the "Staff") in a letter dated May 18, 2005. The relevant text of the Staff's comments has been included in this letter. The Registrants' responses follow thereafter. References to "we," "us" or "our" in the text below refer to the Registrants.

Comments applicable to the entire filing

1.
Your document contains many claims and expresses a number of beliefs regarding your market share, the overall market for your services and comparisons of your position that of your competitors. See, for example, the beliefs set forth in the bullets on page 2 and claims regarding the size of the industry, references to capitation risk and the extent of dental insurance coverage, also on page 2 and your claim that you arc "one of the largest dental practice management companies in the United States." Please provide us with copies of the documents on which each of your claims and beliefs are based. The documents should be marked to show the information you are relying on and should be cross referenced to the location(s) in the document where each claim or belief appears. Please note that the examples given are only a few examples of many instances that must be supported.

Response:    In response to the Staff's comment, enclosed are copies of the documents supporting our claims and beliefs regarding its market share, the overall market for its services and comparisons of its position and that of its competitors. The documents are tabbed and marked to show the information we have relied on and are cross referenced to the location(s) in the Registration Statement where each claim or belief appears.

Tab	Industry statement	References
1.	"The industry is large and growing. The market for dental services was approximately $74.5 billion in 2003 according to IBISWorld, a leading provider of industry data and analysis."	"Summary," pg. 1; "Business—Industry Overview," pg. 66.
2.
	"The industry is large and growing The Center for Medicare and Medicaid Services, a federal agency within the U.S. Department of Health and Human Services, projects the dental industry to reach $118 billion by the year 2012, representing a compound annual growth rate of approximately 5.4%."	"Summary," pg. 1; "Business—Industry Overview," pg. 66.
3.
	"Growth of the dental care industry in the United States has continued notwithstanding the decline in tooth decay as a result of the widespread use of fluoridated water. This growth appears to be fueled by increased emphasis on preventative care and the growing demand for cosmetic dentistry. Because these procedures are "elective", demand for dental services is to a significant extent dependent upon disposable household income and the availability of dental insurance plans."	"Business—Industry Overview", pg. 66.
4.	"The dental industry is highly fragmented; as of 2001 88% of the nation's dentists were still practicing in either one or two dentist offices."	"Summary," pg. 2; "MD&A—Overview," pg. 47; "Business—Industry Overview," pg. 66.
5.	Trends contributing to growth: "increased focus on preventive and cosmetic dentistry (e.g. whitening, straightening, implants and veneers);"	"Summary," pg. 2; "Business—Industry Overview," pg. 66.
6.	Trends contributing to growth: "increased demand for dental services from an aging population as people live and retain their teeth longer."	"Summary," pg. 2; "Business—Industry Overview," pg. 66.
7.
	Trends contributing to growth: "widespread availability of dental insurance (according to the National Association of Dental Plans, a non-profit trade association representing the dental benefits industry, approximately 54% of Americans under age 65 are now covered by a dental insurance plan)"	"Business—Industry Overview," pg. 66.
8.	Trends contributing to growth: "increased patient comfort through new dental technologies"	"Summary," pg. 2; "Business—Industry Overview," pg. 66.
9.	"Dental practice management companies comprise a very small percentage of the market, and we believe no single competitor have more than 1% market share."	"Risk Factor," pg. 29.
2.
Please provide us with a copy of your draft letter of transmittal.

Response:    We have filed concurrently herewith a form of the letter of transmittal as Exhibit 99.1 to the Amendment.

3.
Additionally, please provide a letter containing the representations required by the Morgan Stanley no-action letter.

Response:    We have provided herewith a letter containing the representations required by the Morgan Stanley no action letter and its progeny.

Prospectus Cover Page

4.
Please revise to include only the information required by Item 501 of Regulation S-K. The cover page should not exceed one page.

Response:    We have revised the cover page to limit it to a single page. We believe the remaining information provides appropriate disclosure for a prospectus cover page.

5.
Please identify the "certain transfer restrictions" and "certain liquidated damage provisions" to which you refer. Additionally, revise other instances throughout your document where you have used the word "certain" to be more specific. If the restrictions, rights, provisions, etc. are material to investors, please describe them in their own sentences. If they are not material, please delete the references to them.

Response:    In response to the Staff's comments, we have revised the cover page to delete the references to "certain transfer restrictions" and "certain liquidated damage provisions." Throughout the Registration Statement, we also have revised instances where we had used the word "certain" to provide more specific information.

6.
Please delete the phrase "some factors" from the cross reference to the "Risk Factors" section of the prospectus. The phrase inappropriately mitigates the significance of the information contained in the Risk Factors section.

Response:    We have deleted the phrase "some factors" from the cross reference to the "Risk Factors" section of the cover page.

Industry and Market Data—page i

7.
In the last two sentences of this paragraph you appear to be disclaiming liability for the information you have included in your registration statement. This is not appropriate. Please delete the two sentences as you are, in fact, responsible for the information you include.

Response:    In response to the Staff's comment, we have deleted the entire section entitled "Industry and Market Data."

Summary—page 1

8.
The information currently included is provided as of December 31, 2004. Please update the information to the most recent practicable date.

Response:    We have updated the information as of March 31, 2005. See "Summary," pg. 1.

9.
Please clearly indicate, under "Our Company," how you generate revenues and what they consist of.

Response:    In response to the Staff's comment, we have added disclosure to the first paragraph of the Summary description of the Company to clarify how the Company generates revenues. See "Summary—Our Company," pg. 1.

10.
Please delete the last paragraph on page 1 and the first full paragraph on page 5 in which you discuss "Adjusted EBITDA." The inclusion of this information is inappropriate. Please note that if you include any financial information in the summary, it must be a balanced presentation. For example, it is inappropriate to refer to net sales without a discussion of your expenses and net income. Likewise, it is inappropriate to state that your business model has minimal recurring capital expenditure and working capital requirements, without discussing what they are. This is particularly so in light of your January emergence from bankruptcy protection.

Response:    In response to the Staff's comment, we have deleted both paragraphs referenced in the above comment.

11.
Your summary as currently written is not a balanced presentation of your business as it focuses only on the positive aspects of your business without addressing any of the negative aspects or without discussing the obstacles you face. For example, you need to balance your discussion of competitive strengths on pages 2-3 with a discussion of your competitive weaknesses and discuss why, given your belief that your practice model and affiliation structure offer a "compelling alternative for independent dentists," the number of practices affiliated with you has been decreasing. This disclosure should be as prominent as the discussion of your strengths.

Response:    We have added to the Summary a section entitled "Competitive Challenges" which appears immediately after "Summary—Competitive Strengths." See also "Business—Competitive Challenges," pg. 3. In addition, we have deleted the reference to "compelling alternative for independent dentists" but retained a discussion of reasons we believe the Company provides an attractive alternative for dentists.

12.
In the third full paragraph of page 3 you say that your business has recently generated "significant free cash flow." Please explain what this term refers to and discuss it in context of your bankruptcy.

Response:    We have revised the above referenced paragraph to explain further the term "significant free cash flow." See "Summary—Competitive Strengths," pg. 2.

13.
In the fourth paragraph on page 3 you say that you have the "strategic and financial support" of Levine Leichtman Capital Partners, Inc. Please explain what this support consists of.

Response:    We have deleted the references to support of Levine Leichtman.

14.
Please explain what "InterDent University" is and what services it provides.

Response:    We have deleted the terminology "InterDent University" to describe our education and training programs.

15.
Please explain what you mean when you refer to "leveraging our regional brands," "de novo offices," "organic growth plans" and affiliating "only with the highest quality dental providers." lf the term "de novo offices" refers to new offices, please tell us why you use that term instead of simply referring to new offices.

Response:    In response to the above comment, we have deleted the quoted phrases and, instead, have described, in plain English, our business strategies and growth plans. In addition, although the phrase "de novo offices" is commonly used in the industry to described newly opened dental offices, we have deleted that phrase throughout the Registration Statement and have referred to them as new offices. See "Summary—Business Strategy," pg. 4; see also "Business—Business Strategy," pg. 69.

16.
Under "Our History" on page 4, please disclose when Levine Leichtman Capital Partners, Inc. initially invested in your company, the extent of the investment and their role prior to the December 2004 transactions. We note that disclosure on page 46 indicates that they were a "minority stockholder" prior to the December transactions but you have not disclosed this in your discussion of the company's history or the recent developments.

Response:    We have revised the Registration Statement to include the disclosures regarding Levine Leichtman Capital Partners' prior investments in the Company and their role prior to the December 2004 transactions in accordance with the above comment. See "Summary—Recent Developments—The Merger," pg. 6.

17.
In the carryover paragraph at the top of page 5 you state that you completed your Chapter 11 reorganization in October of 2003 and in the following paragraph state that you are "now over a year and a half removed from the Chapter 11 reorganization." This statement is inconsistent with the disclosure on page 46 indicating that you emerged from bankruptcy in January of 2005. Please revise it accordingly.

Response:    We have revised the Registration Statement to delete the above referenced statement and to provide additional disclosure regarding our emergence from bankruptcy. As disclosed in the Registration Statement, in October 2003, our Chapter 11 plan of reorganization became effective and its debt and equity were restructured. Starting in October 2003, we were able to operate without day-to-day supervision by the bankruptcy court. The bankruptcy court retained jurisdiction solely to resolve our disputed unsecured claims. In January 2005, these unsecured claims were resolved and we received a final decree and order officially closing the bankruptcy case. See "Summary—Our History," pg. 5.

Recent Developments—page 5

18.
We note that IDI, and not InterDent Service Corporation, was the issuer of the notes you are offering to exchange in this offering. Please tell us the factual and legal basis for your belief that this exchange offering falls within the series of "Exxon Capital" no-action letters issued by the staff. Please note that for a transaction to fall under the Exxon Capital line of no-action letters, the new securities must be substantially similar to the original securities. Generally, this means both securities must have the same issuer. An exception to this "same issuer" rule exists for situations in which a new issuer assumes the obligations of the original issuer. For this exception to be available, the new issuer's assumption of the original issuer's obligations must have been in a private placement pursuant to Section 4(2) of the Securities Act prior to the time the registration statement is filed or the assumption must have been contemplated in the terms of the original issuance of securities.

Response:    We acknowledge the Staff's comment and respectfully submit that the exchange offer is consistent with the Staff's position enunciated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the "Exxon Capital Letter"); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). In addition, we respectfully submit that the exchange offer falls within the exception for the "same issuer" rule as referenced above because IDI merged with, and into, the Company concurrently with the consummation of the original note offering, as contemplated by the terms of the indenture and as disclosed in the private placement memorandum, resulting in the Company's assumption of all of IDI's obligations under the indenture. See "Summary—Recent Developments," pg 6; see also "Management's Discussion and Analysis of Financial Conditions and Results of Operations ("MD&A")—The 2004 Transactions," pg. 49.

        The transactions described in the Exxon Capital Letter and its progeny are substantially similar to the exchange offer. In these transactions, debt securities were sold in a private placement to initial private placees, who subsequently resold the securities pursuant to an exemption under the Securities Act. Consistent with these transactions, IDI sold the original notes in a private placement to Jefferies & Company, Inc., as the initial placee, who subsequently resold the notes pursuant to exemptions under the Securities Act. Like the issuer in Exxon Capital, the Company agreed to register exchange notes that are substantially similar to the original notes purchased by the initial private placees on a Form S-4. The Company also has represented that it has not entered into any arrangement or understanding with any person to distribute the exchange notes to be received in the exchange offer, and to the best of the Company's information and belief, each entity participating in the exchange offer is acquiring the exchange notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the exchange notes to be received in the exchange offer. These representations along with the other disclosures required by the Exxon Capital Letter and its progeny are contained under "The Exchange Offer—Resale of Exchange Notes," pg. 35, and in the Exxon Capital representation letter submitted herewith.

        Moreover, IDI was formed solely to facilitate the exchange offer and the merger transactions described under "Summary—Recent Developments—The Merger." The private placement memorandum and indenture governing the notes expressly contemplate that IDI would merge with the Company, and the Company will assume the obligations of the old notes and the Company's parent will become a guarantor under the notes. See, e.g., Indenture (previously filed as Exhibit 4.1)—Cover Page; page 6, definition of "Company"; and page 71. Specifically, the indenture provides that an event of default is deemed to have occurred if the merger is not consummated within five business days of the issuance of the notes. See Indenture, page 71. The merger occurred concurrently with the consummation of the senior secured note offering on December 15, 2004. By operation of the merger, the Company assumed the senior secured notes and succeeded to all of the rights, obligations and restrictions of the indenture governing the notes. Therefore, we respectfully submit that the exchange offer falls under the exception to the "same issuer" rule referenced in the above Staff comment. See "Summary—Recent Developments," pg. 6; see also "Management's Discussion and Analysis of Financial Conditions and Results of Operations ("MD&A")—The 2004 Transactions," pg. 49.

        Accordingly, we respectfully submit that, based on the interpretation of the staff of the Commission contained in the Exxon Capital Letter and its progeny, the holders of privately placed original notes who exchange them for the exchange notes may resell the exchange notes without compliance with the registration and prospectus delivery provisions of the 1933 Act, provided that the private placee acquires the exchange notes in the ordinary course of business and has no arrangement with any person to participate in the distribution of such securities.

19.
Disclose the amount IDI paid for its interest in InterDent, Inc. Disclose how much of it was paid to DDJ and how much to the other investors. Also disclose how much of the stock was cancelled by InterDent and how much was transferred to LLCP II.

Response:    We have revised the Registration Statement to clarify the disclosures as requested above. See "Summary—Recent Developments—The Merger," pg. 6.

20.
Please disclose when InterDent Service Corporation was created and discuss its history. If it was created as part of the December 2004 transactions, say so.

Response:    We have revised the Registration Statement to provide the requested disclosures. See "Summary—Our History," pg. 5.

21.
We note that the December transactions involved related parties and were not arms length transactions. Please disclose and discuss how the value of the transaction(s) were determined and who made the determinations. Also disclose when DDJ acquired its interest in InterDent, Inc.

Response:    DDJ and Levine Leichtman are not related parties. We have revised the Registration Statement to clarify the background and nature of the December transactions. See "Summary—Recent Developments—The Merger," pg. 6.

22.
Disclose the identity of the security holder who objects to the application of the "drag along" provisions and the extent of the ownership interest involved. Discuss the procedures available to the objecting party and the consequences for the company if the objecting party is successful in challenging the application of the "drag along" provision.

Response:    We have expanded the discussion regarding the potential consequences that might result from an action by former warrant holders asserting that the "bring along" provisions were wrongfully exercised. See "Summary—Recent Developments—The Merger," pg. 6. We have not identified the party that has made this assertion as, to date, the assertion has only been made in private correspondence. We believe that the identity of the former warrant holder is immaterial to an assessment of the potential consequences of the warrant holders successfully asserting that the bring-along rights were wrongfully exercised. Moreover, public disclosure of such party's identity would likely complicate any possibility of negotiating a resolution of this matter.

23.
Briefly discuss the relevant indemnification obligations.

Response:    We have revised the Registration Statement to discuss briefly the indemnification obligations under the stock purchase agreement. See "Summary—Recent Developments—The Merger," pg. 6.

Summary of Terms of the Exchange Offer-page 7

24.
Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1 (a). Further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:    We hereby confirm that, in accordance with Rule 14e-1(a), the Exchange Offer will be open for a least 20 full business days and that the final expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary Terms of the New Notes—page 11

25.
Please refer to the discussion of "ranking" on page 11. Please consider inclusion of a chart that shows where the notes stand in relation to your other existing and potential future debt. The chart should be quantified to the extent practicable. It is currently unclear as to whether you have any other senior indebtedness, or any subordinated indebtedness. Also, please clarify whether you have any subsidiary debt, quantify the amount if you do, and indicate whether the subsidiary debt is senior to the new notes.

Response:    In response to the Staff's comment, we have provided a chart disclosing information regarding our consolidated capitalization before and after the merger in order of ranking. See "Summary—Capitalization," pg. 8.

26.
Please refer to the discussion of the "intercreditor agreement" on page 11. Please describe and quantify the other first-priority lien indebtedness you are permitted to incur.

Response:    We have revised the Registration Statement to describe and quantify the other first-priority lien indebtedness that we are permitted to incur. See "Summary Terms of the New Notes—Intercreditor Agreement," pg. 13.

27.
Please expand the discussion of "Mandatory Offers to Repurchase" on page 12 to briefly explain, in plain English, how the term "change of control" is defined in the indenture.

Response:    We have revised the Registration Statement to explain, in plain English, the term "change in control." See "Summary Terms of the New Notes—Mandatory Offers to Repurchase," pg. 14.

Risk Factors-page 16

28.
Throughout your document you use phrases such as "there can be no assurance that," "we cannot, however, assure you that," and "we cannot assure you that" various things will or will not happen. In most cases, the things you refer to are not within your control. Consequently, this language is redundant and legalistic. Please delete these and similar phrases wherever they appear and instead, make sure that you have adequately explained why you cannot "assure" these things.

Response:    We have substantially revised the risk factors to address the Staff's comments numbered 28 through 31. We have deleted those risk factors that we believe are generic or immaterial, combined risk factors where appropriate and sought to clarify the potential adverse consequences of a particular risk factor to an investor in the notes.

29.
Additionally, describe the consequences if the event(s) that you cannot assure or predict will occur do not occur. For example:

•
On page 16, you state that you cannot assure investors that an active trading market will develop. Please revise to discuss the consequences if a market does not develop.

•
On page 27, you state that you can't assure investors that you will be able to hire additional staff on a timely basis. Please revise to discuss the consequences if you cannot.

Response:    See response no. 28.

30.
Many of your risk factor subheadings are simple statements of fact that do not identify a specific risk and its potential adverse consequences to an investor or the company. You will need to revise them so that they do. In addition, the subheading should accurately summarize the content of the body of the risk factor. The subheading should not be repeated in the body of the risk factor. Here are some examples of subheadings that need to be revised:

•
"We operate in a highly competitive environment."—page 25

•
"We face risks associated with our de novo office development."—page 25

•
"We operate in a highly regulated environment."—page 26

Response:    See response no. 28.

31.
In a number of your risk factors, both the subheadings and the body contain vague and generic language regarding the adverse consequences resulting from the identified risk. For example, you frequently say that a factor "could have a material adverse effect on our business, financial condition and results of operations." Please replace this and similar language in the subheadings and risk factors with precise descriptions of the specific and direct potential adverse consequences of the risk you have identified.

Response:    See response no. 28.

32.
Please include a risk factor disclosing that the notes constitute non-investment grade debt. We note that many investors are prohibited from purchasing, or have policies against purchasing, non-investment grade debt. We think you should briefly describe these limitations and their potential adverse impact on an investment in your notes.

Response:    In response to the Staff's comment, we have added a risk factor disclosing that the notes constitute non-investment grade debt and the limitations and potential adverse impact as a result thereof. See pg. 20, "—Risks Relating to the Exchange Offer -Your ability to sell your notes may be impaired because the notes are non-investment grade debt."

33.
Please include an additional risk factor that addresses the fact that the proceeds of the notes you are offering to exchange were used in part by your majority shareholder to purchase its interest in you and your parent and not to further the business or operations of the respective companies. The risk factor should also clarify and discuss the actual amount paid by the majority shareholder for its interest in the companies in light of the assumption of the debt by the company, as well as the potential adverse consequences to potential purchasers of the notes.

Response:    We have added the suggested risk factor and disclosed the amount paid by our majority shareholder. See pg. 28, "Risk Factors—Virtually all the proceeds from the sale of the original notes were used to retire our debt and purchase our equity securities, leaving us with substantial indebtedness and little cash. As a result, we are highly leveraged, which may impair our ability to obtain additional financing to pursue growth opportunities."

Because there is no public market for the new notes, you may not be able to sell your new notes.—page 16

34.
You say that "any market-making activity in the new notes will be subject to the limits imposed by the Securities Act and the Exchange Act." Please revise the risk factor to describe what these limitations are and what the potential adverse consequences for investors could be. Quantify the disclosure to the extent practicable.

Response:    We have deleted this risk factor as we believe it does not present a material risk.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.—page 17

35.
Please update the information in this risk factor to the most recent practicable date.

Response:    We have updated the information in the above referenced risk factor through March 31, 2005. See pg. 20, "—Risks Related to the Notes—Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes."

36.
Please include a chart that shows all of your debt obligations. It should also show the aggregate amount of your interest and principal payments in the current and each of the next five fiscal years.

Response:    We have provided the requested chart at the beginning of "MD&A—Liquidity and Capital Resources," pg. 58, and have cross-referenced this section in the above risk factor. We believe that the "Liquidity and Capital Resources" section is a more appropriate location for presentation of the table. We have also included on pg. 8 of the Summary a table that presents our capitalization before and after the December transactions.

We will require a significant amount of cash to service our indebtedness, and our ability to generate cash depends on many factors beyond our control.—page 17

37.
The information currently included in this risk factor is so vague and generic that it is not informative to an investor. Please revise it to provide an adequate factual context, quantifying the disclosure to the extent practicable. You should include a discussion of your plans for future capital expenditures and expansion efforts and disclose the amount of money you will need to implement these plans as well as the anticipated source of the needed funds. Also discuss your need and plans to refinance your debt. Quantify and discuss your success in generating cash during the current and each of the three most recent fiscal years. It is unclear why revenue generated from the provision of dental services would be subject to significant fluctuation from one year to the next. Please explain. Also identify and quantify your "other liquidity needs."

Response:    We have deleted the above risk factor entirely and replaced it on pg. 22 with "—Risks Related to the Notes—We may not have enough cash to pay you interest on the new notes." The new risk factor provides specific disclosures regarding our anticipated future capital expenditures and expansion efforts. The new risk factor also provides information regarding our cash flow and its liquidity and capital needs.

38.
Tell us whether you currently anticipate being able to meet your liquidity needs during the current and next fiscal year. If you do not anticipate being able to do so, disclose this in your risk factor and explain what the potential adverse consequences will be to purchasers of the securities being offered.

        The Company believes that it will meet its liquidity needs during the current and next fiscal year, as discussed in greater detail on pg. 58 under "MD&A—Liquidity and Capital Resources."

39.
Please quantify your annual debt service obligations.

        We have disclosed our debt service obligations under the notes under "Risks Related to the Notes—We may not have enough cash to pay you interest on the new notes." See pg. 22.

The collateral securing the notes is subject to first-priority liens and your right to receive payments on the notes will effectively be subordinated to payments under the instruments governing our priority lien obligations, including our senior secured revolving credit facility, to the extent of the value of the assets securing that indebtedness.—page 18

40.
Please revise the risk factor to identify the collateral securing the notes and to identify and quantify the first priority lien obligations. Quantify the amount of each of your tangible and intangible assets. Discuss the likelihood that you would be able to realize the value of the tangible and intangible assets. Identify and quantify the "other permitted prior liens" that "may" rank ahead of the liens securing these notes. Disclose whether, at the current time, the value of the assets is sufficient to enable payment of the first and second priority claims if the collateral were foreclosed on.

Response:    We have deleted the above referenced risk factor and replaced it with the risk factor on pg. 21 entitled "Risks Related to the Notes—The value of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes if an event of default occurs." In the new risk factor, we quantify the amount of our tangible and intangible assets and discuss the risks of realizing the value of the intangible assets. The new risk factor also provides the additional disclosures requested in the above comment.

41.
It is not clear whether you have existing subsidiaries and existing subsidiary debt. Please revise the disclosure accordingly. You should also quantify the amount of such debt, and clearly disclose whether it is effectively senior to the notes being registered.

        We have revised the risk factor to disclose that none of operating subsidiaries has any material debt and to provide the other requested disclosures. See pg. 25, "Risks Related to the Notes—None of our current subsidiaries guarantee the notes and restrictions on the ability of those subsidiaries to pay dividends may adversely affect our ability to satisfy our obligations under the notes."

42.
The information in the second paragraph of the risk factor appears to constitute a different risk from the one identified in the subheading and the first paragraph. Please present this information in its own risk factor under a separate and appropriate subheading.

        In response to comment no. 42 and 43, we have drafted a new risk factor on pg. 21 entitled, "The trustee's ability to enforce, collect upon or realize on the collateral if we default on the notes may be limited by a standstill agreement."

43.
The new risk factor should identify the remedies that cannot be exercised until the expiration of the standstill period. It should also explain how the value of the collateral to the noteholders will be impaired by this provision.

Response:    See response no. 42.

Federal and state fraudulent conveyance laws may permit a court to void the notes, the security interests in the collateral securing the notes or the guarantee of our parent and, if that occurs, you may not receive any payments on the notes.—page 18

44.
You say that you "cannot predict" what standard a court would apply in order to determine whether you or your parent were insolvent as of the date you issued the notes and engaged in the specified transactions. Expand the risk factor to explain why you cannot predict this. If you are suggesting that a novel issue of law and/or fact is involved, explain what makes it novel.

Response:    We have revised the above referenced risk factor on pg. 22 to clarify that we cannot predict what valuation method a court would use to determine the "fair saleable value" of our assets or quantify contingent liabilities to determine whether we were insolvent on the date the notes were issued. We are not suggesting that a novel issue of law or fact is involved.

45.
The information in the first sentence of the last paragraph of the risk factor appears to be so significant to a potential investor that it should be disclosed at the forefront of the risk factor section. The risk and its potential adverse consequences should also be discussed in significantly greater detail, with the disclosure quantified to the extent practicable.

Response:    We respectfully submit that although the potential consequences are severe, we believe that the remote likelihood of this risk materializing does not warrant moving the risk factor to the forefront of the risk factor section.

None of our current subsidiaries will guarantee the notes, which may affect your ability to receive payments upon certain events.—page 20

46.
Please identify your current subsidiaries and the "certain events" you are referring to in the subheading. Also identify and quantify the value of their assets and their debt obligations.

Response:    We have revised the risk factor to provide the requested information. See pg. 25, "Risks Related to the Notes—None of our current subsidiaries guarantee the notes and restrictions on the ability of those subsidiaries to pay dividends may adversely affect our ability to satisfy our obligations under the notes."

47.
Currently, the information in this risk factor is so vague and generic that it is not possible to ascertain what the risk and its potential adverse consequences actually are. Your revised disclosure should provide an adequate factual context for evaluating the risk.

Response:    We have further revised the risk factor to provide the necessary factual context for evaluating the risk. Specifically, we have disclosed the consequences of being a regulated subsidiary and the limitations imposed by the California Department of Managed Health Care, or the DMHC, on the payment of dividends, and our prior experience with the DMHC in this regard. See pg. 25, "Risks Related to the Notes—None of our current subsidiaries guarantee the notes and restrictions on the ability of those subsidiaries to pay dividends may adversely affect our ability to satisfy our obligations under the notes."

Certain defenses available to us and any of the guarantors may prevent the enforcement of the guarantees.—page 20

48.
The information in this risk factor and the subheading does not currently describe a specific risk or its potential adverse consequences. It is so vague and generic that it is not clear what it is that the risk factor is even referring to. Please revise it accordingly. The revised risk factor should identify the defenses and the remedies you are referring to and explain why they are applicable. Also, since you have only identified a single guarantor, explain why you refer to "guarantors" in the risk factor. Since your parent is the only guarantor, and you have already indicated in a risk factor above that the parent is a holding company dependent on you for its funds, we do not understand what makes this a risk separate from the one described above. Please explain this in your letter of response.

Response:    We acknowledge the Staff's comment and have deleted the above referenced risk factor.

The value of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes if an event of default occurs.—page 21

49.
The information in this risk factor overlaps and repeats information you have already included in the first full risk factor on page 18. Please relocate this risk factor so that it appears in close proximity to the related risk factor. Revise both risk factors to eliminate the unnecessary repetition and overlap. In addition, we think the information in this risk factor is so important to investors that it should be presented at the forefront of the list of risks. The revised disclosure should quantify the amount of your other unsecured unsubordinated indebtedness and any other obligations, including the referenced trade payables.

Response:    We have combined the information in the above referenced risk factor with the second risk factor on pg. 21, "Risks Relating to the Notes—The value of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes if an event of default occurs."

50.
The second paragraph of the risk factor describes a separate risk from the one identified in the subheading. Please present it under a separate appropriate subheading. Disclose the coverage ratio, how it is defined and how it is calculated. Indicate whether you currently satisfy it.

Response:    In accordance with the above comment, we have provided the requested disclosure on pg. 25, "Risks Related to Our Business—The issuance of additional notes might dilute your ability to recover payment in the event of a default." In the new risk factor, we have defined the coverage ratio and stated how it is calculated. The coverage ratio relates to a potential issuance of additional notes or incurrence of additional indebtedness. The Company is required to meet the coverage ratio only if it anticipates issuing additional notes or incurring additional indebtedness.

Rights of holders of notes in the collateral may be adversely affected by the failure to perfect security interests in certain collateral.—page 21

51.
Please revise the risk factor to explain under what circumstances you would fail to inform the trustee or the collateral agent of future acquisitions of property and rights that constitute collateral under the indenture. Also discuss your fiduciary obligations to the noteholders and your relevant obligations under the indenture regarding the provision of this information to the trustee and/or collateral agent and the trustee's and collateral agent's obligations to perfect the security interest.

Response:    We acknowledge the Staff's comment and have deleted the above referenced risk factor as it does not present a material risk.

Applicable regulations and bankruptcy laws may delay or otherwise impede the trustee under the indenture's ability to foreclose on the collateral.—page 21

52.
Please identify your "regulated subsidiaries" and the federal and state regulatory authorities you are referring to. Explain why approval is required and what the procedure is for obtaining it. Explain why you use the word "may" rather than the word "must." We may have additional comments after reviewing your response.

Response:    We have revised the above referenced risk factor to specify that the DMHC's approval is required before a trustee may foreclosure on the capital stock of the Company and Dedicated Dental, one of its operating subsidiaries. See pg. 25, "Risks Related to the Notes—Applicable regulations and bankruptcy laws may delay or otherwise impede the trustee's ability to foreclose on the collateral under the indenture."

We may not have the ability to raise the funds necessary to finance a change of control offer required by the indenture. -page 22

53.
Identify the specific kinds of change of control events you are referring to.

Response:    We have deleted this risk factor because it addresses remote contingencies that are unlikely to occur. We believe there is no real possibility a change in control transaction would be undertaken without addressing the resulting obligations to redeem the notes.

54.
As currently written, this seems to be the same risk you are discussing in the risk factor which immediately follows this one. Please combine them into a single risk factor.

        See response to no. 53.

Our senior secured revolving credit facility will restrict or condition our ability to repurchase notes under certain circumstances. Further, we may not have sufficient assets to satisfy our obligations.—page 22

55.
Identify the "circumstances" you refer to in the second sentence. Also identify the change of control events that will constitute defaults under the credit agreement.

        See response to no. 53.

56.
Clearly indicate whether you would, at the present time, be able to repay the notes if a change of control event occurred, or if any other default occurred.

        See response to no. 53.

There may be restrictions on transfers of the notes.—page 22

57.
This appears to be the same risk you discuss in the first risk factor on page 16. Please combine this risk factor with the one on page 16 and eliminate any overlap. The revised risk factor should explain, in plain English, what a "covered security" is and how the National Securities Markets Improvement Act of 1996 relates to these notes.

Response:    We have combined the information in the above referenced risk factor with the first risk factor under "Risks Relating to the Exchange Offer." See pg. 19. We have deleted the discussion on "covered security" and compliance with applicable state securities laws because we believe the notes would be "covered securities" under Section 18(b)(4)(A) of the Securities Act if and when notes are sold by noteholders after the effective date of the Registration Statement.

58.
You state that the disposition of the exchange notes will be subject to compliance with applicable state securities laws. Identify those laws and explain, in reasonable detail, what they will require holders to do in order to dispose of their new notes.

        See response to no. 57.

We are dependent on the performance of our affiliated dental practices for our revenue.—page 23

59.
The first and second paragraphs of this risk factor appear to be discussing separate risks. Please separate them and present each under its own appropriate subheading.

Response:    We acknowledge the Staff's comment and have substantially revised the risk factors to create two separate, revised risk factors discussing the risks attendant with our inability to control the affiliated dentists and the risk that terms of our management agreement may result in losses that are not recoverable. We disclose under "Business—Employment Agreements with Affiliated Dentists" on pg. 74 that while we believe the non-solicitation provisions are generally enforceable, in the states where we have material operations, covenants not to compete are generally not enforceable except in situations where the covenant was entered into in connection with the sale of a business. Because of the substantial revisions to the risk factors, we respectfully submit that some of the comments related to the previous risk factor are no longer relevant. See pg. 26, "Risks Related to Our Business—Our ability to manage our business is limited by our lack of control over the dental professionals who generate our revenues" and pg. 26, "—The terms of our management service agreements with dental practices may result in losses which cannot be recovered, thereby reducing our cash flow from operations and the funds we have available to meet our obligations under the notes."

60.
The factual information currently included in the risk factor is insufficient to evaluate the nature and extent of the risk(s). In fact, it is unclear what either risk you are trying to describe actually is. Your revised risk factors should clearly state, within the first two sentences, what the specific risk is. The revised risk factor should discuss the enforceability of your non-competition agreements in each of the states in which you conduct business. It should provide quantified disclosure regarding your affiliated dental practices' retention and hiring experiences during the past three years and the current year.

        See response to no. 59.

61.
The risk factor discussing your generation of revenue should briefly and clearly explain how you generate revenue and identify the material related provisions of the management service agreements you enter into with affiliated practices. Please explain what you are referring to when you say that any material loss by your affiliated practices could have a material adverse effect on their ability to reimburse you for expenses and to pay service fees. Disclose whether any of your affiliated practices experienced a "material loss of revenue" during the current or three previous fiscal years. We have noted, for example, that you disclose on page 48 that your dental practice "net patient service revenue declined by 5.0% for the twelve months of 2004." This would appear to be material information that should be disclosed in this risk factor. Disclose how much revenue the practices generated during the same periods. Identify and discuss what a material breach of a management services agreement might be and what the remedies available to you consist of.

        See response to no. 59.

62.
Tell us whether you have experienced any material breaches of your agreements during the current or three most recent fiscal years. If so, your experience should be described in the relevant risk factor.

Response:    The principal reason management agreements are terminated or breached is due to the inability of affiliated dental practices to meet their payment obligations to the Company. We disclosed the amount of unpaid fees in 2004, which amount is not material to the Company. In addition, we disclose that we have no effective recourse to obtain reimbursement for losses incurred under its management agreements. See pg. 26, "Risks Related to Our Business—The terms of our management service agreements with dental practices may result in losses which cannot be recovered, thereby reducing our cash flow from operations and the funds we have available to meet our obligations under the notes."

Our revenue may be adversely affected by third party payor cost containment efforts and capitation arrangements.—page 23

63.
Please quantify the disclosure in this risk factor to the extent practicable. For example, disclose the percentage of your revenue attributable to insurance programs and to other third party payors. Disclose the percentage of your revenues attributable to capitated arrangements. Provide the information for the current and each of the three most recent fiscal years. Clearly disclose whether you have experienced any reduction in per-patient and per-procedure from "historic levels." Also explain what you mean when you refer to "historic levels." If you have experienced any material adverse consequences from cost containment efforts and capitation arrangements to date, say so, and clearly describe and quantify what the consequences were.

Response:    We have revised the risk factor to reference the chart on pg. 48 under "MD&A—Components of Revenue and Expenses", which breaks out the percentage of revenue attributable to capitation arrangements. We have deleted the reference to "historic levels." We are not aware of any material adverse consequences from cost containment efforts and capitation arrangements to date.

64.
Clearly indicate who negotiates third-party payor arrangements for your affiliated practices. While the risk factor suggests that the individual affiliated practices negotiate them, disclosure elsewhere indicates that you do.

Response:    The revised risk factor discloses that we are responsible for negotiating the terms of the third-party payor arrangements. See pg. 26, "Risks Related to Our Business—Our revenue may be adversely affected by third party payor cost containment efforts and capitation arrangements, thereby reducing the cash we have available to pay interest and principal on the notes."

Our operating results may be adversely affected by professional liability insurance to other claims against us or our affiliated dental practices.—page 24

65.
Please clarify whether you provide professional liability insurance to your affiliated practices. Disclose and discuss any provisions in your management service agreements that address this issue. For example, disclose whether the practices are required to obtain and pay for their own insurance and whether you require specific levels of coverage. If so, discuss what they are.

Response:    The revised risk factor discloses that we arrange and pay for the cost of the professional liability insurance of its affiliated dental practices per the terms of the management agreements and approximately one-third of the dentists in our affiliated dental practice network. See pg. 27, "Risk Related to Our Business—Our operating results may be adversely affected by professional liability insurance to other claims against us or our affiliated dental practices."

66.
You say that "certain types of risks and liabilities are not covered by insurance." Identify them and discuss the specific consequences resulting from the lack of coverage.

Response:    We have revised the risk factor to delete the above referenced statement. The revised risk factor discloses that we attempt to cover the affiliated practices as well as ourselves against all types of risks and liabilities. However, we may still be subject to claims that either exceed our coverage limitations or are not covered at all by insurance. See pg. 27, "Risk Related to Our Business—Our operating results may be adversely affected by professional liability insurance to other claims against us or our affiliated dental practices."

67.
Clarify whether you have "professional liability insurance" of your own and discuss the types of liability you could incur. Quantify the amount of the coverage, if any. If you have experienced material adverse consequences from liability issues to date, provide a reasonably detailed and quantified discussion of them.

Response:    The revised risk factor affirmatively states that we do maintain professional liability insurance for ourselves. We also have quantified our professional liability insurance limits in the risk factor, and have provided detailed information regarding the other types of insurance we maintain in the revised "Business—Insurance" on pg. 80. We have not experienced any material adverse consequences from liability issues to date.

Our future office buildouts and new affiliations may not be successfully completed or integrated on acceptable terms.—page 24

68.
The information in this risk factor is too vague, generic and abstract to be meaningful. Please revise it to include a quantified factual context for evaluating the risk. Also, the discussion should address the specific risk to your company, rather than companies in general. You should briefly describe your specific plans for new buildouts and affiliations in the current and future fiscal years, the amount and source of funds necessary to achieve your plans and other material information necessary to evaluate the risk. This would include such information as how long you anticipate it takes for a new office to be profitable and the types of "synergies" you anticipate from new affiliations.

Response:    The above risk factor has been revised on pg. 28 under the new heading, "Our growth strategy may reduce the cash we have available to pay interest and principal on the notes." The revised risk factor quantifies our growth strategy and provides additional information, such as the length of time to achieve profitability and the specific types of "synergies" we anticipate from the addition of new offices, for an investor to evaluate the risk.

We may not realize the expected value of our intangible assets and goodwill.—page 24

69.
You have already presented several risk factors related to this issue. Please relocate this risk factor so that it appears with the other related risk factors near the beginning of the risk factor section. Eliminate any repetitious and overlapping disclosure in the relocated risk factor.

Response:    In response to the above comment, we have combined the above risk under the second risk factor under "Risks Related to the Notes," entitled, "The value of the collateral securing the notes may not be sufficient to pay all amounts owed under the notes if an event of default occurs." See pg. 21.

We face certain risks associated with our de novo office development.—page 25

70.
This appears to be the same risk you identified in the risk factor called "Our future office buildouts and new affiliations" on the previous page. Please combine the risk factors under an appropriate subheading and eliminate the unnecessary overlap and repetition.

Response:    In response to the above comment, we have combined the risk presented in the above referenced risk factor under "Risks Related to Our Business—Our growth strategy may reduce the cash we have available to pay interest and principal on the notes." See pg. 28.

We face risks associated with the geographic concentration of our operations.—page 25

71.
You say that the current geographic concentration of your operations increases the risk to you of adverse economic or regulatory developments within these markets. Please revise the risk factor to disclose whether you have, in fact, been experiencing adverse economic conditions in these markets during the current and three most recent fiscal years. You should quantify the disclosure to the extent necessary to make the information provided meaningful. In this regard., we have specifically noted that you attribute, on page 48, the "flatness" of your revenues during 2003 and 2004 to the "lingering effect of weak economies and unemployment rates above the national average in some of the markets we serve, particularly Oregon, Washington and Northern California." We note further that 93 of your currently affiliated practices, out of a total of 123 practices, are located in these areas.

Response:    We have responded to the above comments on pg. 29 under the revised risk factor heading, "The geographic concentration of our operations increases the risk that our operating results will suffer from adverse developments in our principal markets." The revised risk factor quantifies the decline in revenues in 2003 and the increase in revenues in 2004. We believe that these changes are, in part, a reflection of the increase in unemployment rates in 2003 and decrease in unemployment rates in 2004 in its principal markets.

We operate in a highly competitive environment.—page 25

72.
Please refer to the competitors named in the risk factor. Identify which companies compete with you in each of your markets and discuss the factors on which you compete. Indicate whether you are larger or smaller than the competitors in each of your markets. Indicate whether your financial condition has been or is a negative factor in your competitive efforts in these markets. Disclose whether you have lost affiliated practices to your competitors, or whether they have been more successful than you in adding new practices in the markets in which you compete. You need to provide a factual context adequate to enable an investor to fully understand and evaluate this risk.

Response:    We have responded to the above comment on pg. 29 under the new risk factor heading, "We compete for patients and resources in a highly competitive environment that may have an adverse effect on our operations and growth plans." The revised risk factor discloses that our affiliated dental practices compete with other dentists who maintain single or satellite offices, as well as those who maintain group practices, operate in multiple offices or are members of competing dental practice management networks. In addition, the revised risk factor discloses the challenges we face in competing against other dental practice management companies and references the reader to "Business—Competitive Challenges," for further information. However, we do not track whether we have lost or gained any affiliated dental practices from our competitors.

Our information systems are critical to our business, and a failure of those systems could have a material adverse effect on us.—page 25

73.
The information in this risk factor describes a factual situation applicable to every company. Please revise it to describe an actual risk that is specific to you and your situation. If you have experienced adverse consequences as a result of failures of your information systems, say so, and describe the consequences. The risk factor should also clearly describe your specific information needs and the consequences of a failure of those systems.

Response:    We have deleted the above risk factor.

Our business is subject to risks arising from healthcare reform.—page 26

74.
Please revise the risk factor to identify the proposals under consideration that could, if adopted, have a material adverse effect on you. Also disclose what those effects would be.

Response:    At this time, we are not aware of any proposals under consideration that could, if adopted, have a material adverse effect on us. Accordingly, we have deleted this risk factor.

We operate in a highly regulated environment.—page 26

75.
The information you have included in this risk factor is too vague and generic to be informative to an investor. You need to revise the risk factor to describe how this risk affects your operations specifically. You say that the laws of some states prohibit non-dentists from owning, managing or controlling the assets, equipment or offices used in a dental practice. Disclose whether you currently have agreements with dental practices in any of these states. Identify the states and indicate how your expansion plans could be adversely affected by these prohibitions. Disclose what the prohibitions on dental service advertising are and how they affect you.

Response:    We have revised the risks referenced above under the new heading, "Our management agreement with affiliated dental practices could be challenged by a state or dentist under laws regulating the practice of dentistry." See pg. 30. We have deleted the discussion on advertising prohibitions as they are not material.

76.
Briefly describe the state and federal regulatory laws that materially affect your operations. Describe the potential adverse consequences that could result from a failure to comply with these laws.

        Responses: The revised risk factor briefly describes the state laws prohibiting the practice of dentistry and control over the provision of dental services by non-dental professionals and discusses the potential adverse consequences, including the voiding of one or more long-term management agreements, if we fail to comply with such laws.

77.
You refer to your agreement with the Oregon Department of Health Services, but it is not clear what conclusion a reader should draw from the reference. Clarify whether the opt out of the annual automatic renewal is a provision of an insurance agreement, or whether it is a provision of state law.

Response:    We acknowledge the Staff's comment and have included a new risk factor to discuss the potential consequences if the Oregon agreement is terminated or materially reduced. See pg. 27, "Risks Related to Our Business—We may have less cash available to pay interest and principal on the notes if the State of Oregon terminates or materially reduces the scope of the agreements pursuant to which we provide dental care to low-income and other qualified residents in that state."

78.
You say that the laws and regulations of some states in which you operate or may seek to expand may require you to change your contractual relationships with dental practices. Please identify those states. Clarify whether any states in which you operate have required changes in your relationships with dental practices, and if so, what changes were required. Describe any material adverse consequences resulting from the changes.

Response:    The revised risk factor identifies California, Oregon, Washington, Arizona, Hawaii and Oklahoma as states with statutes with broad and vaguely stated restrictions on owning, managing, maintaining and/or operating an office where dental services are performed. As disclosed in the risk factor, any challenge to our contractual relationship with its affiliated dental practice by a dentist or regulatory authority could result in a finding that could have a material adverse effect on our operations or could prevent us from affiliating with dental practices. We have not been challenged by any state regulatory authorities, as disclosed in the risk factor. We have disclosed that illegal practice of dentistry was one of the claims in a litigation brought by dentists in Idaho against us seeking to terminate their arrangement with us. The claim was reviewed by the Idaho Board of Dentistry, found to be without merit and dismissed.

79.
Provide a reasonably detailed discussion describing any portion of your business that is currently subject to state insurance laws. The disclosure should be quantified to the extent practicable. Also describe any changes that you have made to your agreements to comply with these laws.

Response:    We have revised the risk factor to provide the requested disclosure.

Prior to this offering we have not been required to comply with SEC reporting requirements and future public reporting obligations may put significant demands on our financial operational and management resources.—page 27

80.
Identify the deficiencies in control identified by your auditors and describe the steps you have taken to correct them. Also, disclose what specific adverse consequences would arise from a determination that they constituted a "material weakness."

Response:    We have revised the risk factor to specifically identify the deficiencies in control identified by our auditors, describe the steps we have taken to correct them, and disclose the adverse consequences that would arise from a determination that the deficiencies constitute a "material weakness." See pg. 31.

Our adoption of fresh start reporting and related accounting rules may limit your ability to accurately compare our future financial results to prior periods.—page 27

81.
This "risk factor" states a fact but does not identify a specific risk and its consequences. If you retain it, revise it to specifically identify the reasons the information is not comparable and explain what specific adverse consequences could result from this.

Response:    We acknowledge the Staff's comment and have deleted this risk factor.

The Exchange Offer—page 29

Purpose of the Exchange Offer—page 29

82.
Revise the disclosure to indicate that the old notes were issued by IDI. Explain how they came to be your obligation.

Response:    We have revised the disclosure to state that the notes were issued by IDI and became our obligation through its merger with IDI. See pg. 35, "The Exchange Offer—Purpose of the Exchange Offer."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—page 42

Components of Revenue and Expenses, page 43

83.
Please enhance your disclosures of revenue and expenses under capitated agreements in MD&A to allow an investor to understand the effect of these arrangements on operations, financial position and cash flows including but not limited to the revenues generated under these arrangements and the expenses incurred from them.

Response:    In response to the above comment, we have revised the disclosure to provide a chart setting forth the percentage of revenues generated under capitated management care arrangements for 2002, 2003 and 2004. See pg. 48. We do not account for expenses by revenue source and, therefore, do not match the revenues generated under the capitated arrangements with the expenses incurred from them.

Critical Accounting Policies and Estimates, pages 44-47

84.
We note your disclosures of the methods used by the company to apply the accounting principles used for accounting valuations. Please note that your disclosures should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management's Discussion and Analysis. See Release 33-8350. Consistent with Section V of Financial Reporting Release 72, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, please add the following disclosures:

•
Disclose your analysis of the uncertainties involved in applying each principle discussed at a given time or the variability that is reasonably likely to result for its application over time.

•
Specifically address why your accounting estimates or assumptions bear the risk of change.

•
Please include a discussion that explains the judgments and uncertainties surrounding the estimates and the potential impact on your financial statements such as potential material adverse effects for all critical estimates discussed.

•
Analyze, to the extent material, such factors as how accurate the estimate/assumption has been in the past, how it has changed in the past, and whether it is reasonably likely to change in the future.

•
Analyze the estimate/assumption specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

•
Quantify and disclose the reasonably possible effects that a change in estimate as of the latest balance sheet date could have on your financial position and operations.

Response:    We acknowledge the Staff's comments and have revised the "Critical Accounting Policies and Estimates," beginning on pg. 50, to provide the additional disclosures requested.

Valuation of Accounts Receivable, page 45

85.
Please improve your disclosure regarding the valuation of accounts receivable allowance for doubtful accounts and contractual allowances here and in note 3 to the financial statements on page F-14 to gain a better understating of the accounting for these allowances, the qualitative factors affecting these estimates, the amount of and reasons for changes in theses estimates, and quantitative disclosure of the amount of reasonably likely changes to the estimates.

•
For each period presented, quantify and disclose the changes in estimates of prior period revenue and contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of revenue and contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004. This should include performance-related adjustments to revenues such as amounts recorded as revenue that ultimately needed to be refunded, or adjustments due to other data reconciliation differences.

  •
  Disclose your policy on how you determine when to write off bad debt.

  •
  Consider the need to include Schedule II information related to this allowance.

Response:    We acknowledge the Staff's comments and have revised the "Critical Accounting Policies and Estimates" beginning on pg. 50 to provide the additional disclosures requested above.

Liquidity and Capital Resources—page 51

86.
Please expand the discussion in the first paragraph under this subheading to disclose the actual amounts available for borrowing under your credit facility at the current time in addition to describing the formula in your agreement. Also, disclose the actual amount of your "monthly minimum EBITDA" as compared to the $12 million minimum you are required to maintain, for each month since December, 2004.

Response:    We acknowledge the Staff's comments and have provided the requested disclosures regarding our credit facility. We have provided our trailing 12 month EBITDA as of December 31, 2004 and March 31, 2005. We do not publicly disclose monthly EBITDA data. We believe quarterly data is sufficient public disclosure. See pg. 58, "MD&A—Liquidity and Capital Resources."

87.
Quantify the amount of your "primary cash requirements for the next 12 months" as referenced in the last paragraph of page 51. You say that you intend to build out approximately 10 new dental offices in leased facilities per year. Discuss the aggregate costs involved in building out each facility. You say further that you expect to fund most of these offices on "pay as you go" basis using your cash flow from operations. Please expand the discussion to quantify the amount of cash flow from operations that has been available for this purpose during the year to date, the number of offices you have actually opened, and whether you anticipate meeting your goal of opening 10 new offices this year.

Response:    We have provided detailed disclosures regarding our growth plans as requested in the above comment throughout the Registration Statement. See, e.g., pg. 22, "Risks Related to the Notes—We may not have enough cash to pay you interest on the new notes"; pg. 28, "Risks Related to Our Business—Our growth strategy may reduce the cash we have available to pay interest and principal on the notes"; pg. 69, "Business—Business Strategy".

88.
Expand the disclosure in the first paragraph on page 52 to identify the specific provisions in the indenture and credit facility limiting your ability to incur additional indebtedness.

Response:    We acknowledge the Staff's comments and have revised the Registration Statement to provide the requested disclosure. See pg. 58, "MD&A—Liquidity and Capital Resources."

Cash flow from operations—page 52

89.
We note that your discussion seems to be a reiteration of what is included in your statement of cash flows and does not address specifically where the actual usages and sources of cash existed especially in your discussion of operating cash flows. Please revise your discussion to better address what used cash and what provided cash within your operating cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release. You can find this release on our website at http://www.sec.gov.rules/interp/33-8350.htm.

Response:    We have significantly revised our discussion regarding liquidity and capital resources. See pg. 58, "MD&A—Liquidity and Capital Resources."

EBITDA and Adjusted EBITDA Analysis, page 54-55

90.
We note that you included EBITDA and Adjusted EBITDA, non-GAAP financial measures in your discussions throughout the filing. Because these are non-GAAP measures, please provide the disclosures required by Item 10(e)(1)(i)(C) of Regulation S-K. We believe the disclosure could be improved by including a statement disclosing the reasons why management believes that the presentation of these measures provide useful information to investors regarding the company's financial condition and results of its operations. The fact that these measures are used by, or are useful for analysts should not be the sole support for presenting them. Rather, the justification for the use of the measures must be substantive. Further, we note that you use these measures as performance measures that appear to eliminate recurring charges and expenditures. Please refer to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13, 2003, specifically question 8.

Response:    We have expanded the discussion regarding how management uses EBITDA and why EBITDA is important to a potential investor in the notes. In this regard, we want to emphasize that EBITDA compliance is required under the senior secured credit facility and EBITDA is used in determining the borrowing base under such facility and the ability of the Company to incur additional indebtedness under the indenture governing the notes. Moreover, the original investors in the notes insisted on receiving EBITDA and Adjusted EBITDA information. We believe EBITDA is a key measure used by investors in high-yield debt securities and providing such information is essential in order to provide prospective investors with meaningful disclosure. See pg. 60, "MD&A—EBITDA and Adjusted EBITDA Analysis."

Change in Independent Accountants—page 56

91.
It appears that dates disclose related to the previous accountant's audit reports are in error. Please correct them to include the same periods included in that report.

Response:    We have corrected the disclosure in accordance with the above comment. See pg. 63, "Change in Independent Accountants."

92.
Please include a discussion addressing how the deficiencies identified by InterDent's auditors could affect the company. Please include a discussion about the impact these deficiencies had on the financial reporting processes covered in this period. Include items such as how they were identified, what additional steps had to be taken to ensure that the financial statements were not affected by them, and anything else that will allow an investor to better understand the impact these deficiencies had on the financial reporting process. Tell us in detail the steps you have taken or plan to take and the procedures you implemented or plan to implement to correct these deficiencies.

Response:    We acknowledge the Staff's comment and have expanded the disclosures to include the impact of the material deficiencies identified by our auditors on the financial reporting processes covered in the relevant period and the steps taken to correct them. See pg. 63, "Change in Independent Accountants."

93.
Please file a letter as Exhibit 16 from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K. Refer to Item 304(a)(3) of Regulation S-K.

Response:    We have filed the letter as Exhibit 16 to the Registration Statement.

Business—page 58

94.
Please disclose the following information in this section:

•
Describe your billing system including the fee schedules upon which billings are based

•
Discuss to what extent your billing system is manual or computerized. Describe what functions are performed manually.

•
Describe how your system calculates net revenue. Specifically state if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

•
Improve disclosure regarding accounts receivable balances to provide an understanding of the composition of the balance to assist investors in assessing collectibility.

•
Disclose the day's sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

•
Disclose management's target for day's sales outstanding. Discuss the reasons why actual day's sales outstanding differ from management's target

•
Provide an aging of accounts receivable by payor classification with an emphasis on breaking out self-pay receivables.

•
State the steps you take in collecting accounts receivable. If applicable, disclose the percentage of co-payments that are collected at the time of service. For services provided in which the co-payment is not made at the time service is performed, state how your historical subsequent collections have been for each period presented.

•
If applicable, state in what circumstances service is provided to a patient where insurance is not verified prior to the service being performed, and quantity the percentage of these encounters.

Response:    We have provided the requested disclosures regarding our billing systems and accounts receivables by payor classification. We have not provided the requested disclosure regarding our day's sales outstanding. We respectfully submit that the requested information on day's sales outstanding is excessively detailed for public disclosure. See pg. 65, "Business—Overview."

95.
Please refer to Item 101(c)(1) of Regulation S-K. Please substantially expand the information in this section to provide quantified and reasonably detailed information for each of the relevant items identified in Item 101. The information you currently provide regarding the actual operations of your business are too vague and generic to be meaningful. We suggest that as much of the information as possible be presented in a chart format, The expanded information should include, but not be limited to, the percentage of your revenue, and of your net income, in the current and each of the three most recent fiscal years, from each state in which you operate. Also include such information as the average number of professionals staffing each office by state. You should discuss the specific factors that affect your results in each state. Discuss how you are affected by competition, and the basis on which you compete separately for each state. State regulations should also be discussed separately by state.

Response:    We have expanded the business discussion. However, we have not provided the information you requested broken down on a state by state basis. We do provide the number of affiliated practices in each state and, in our risk factor regarding geographic concentration, we discuss the potential impact of having most of our affiliated practices in the Western states. We also identify the states where there are potential regulatory issues. We believe this information is sufficient as the states do not constitute separate market segments and providing further information on a state by state basis would be of little benefit to investors. The dental practice is very much a local practice with most patients choosing a dentist located within five miles of their home or place of work. Thus, the marketplace for any individual practice is subject to factors affecting the practice's immediate vicinity rather than the state in which the practice is located. The characteristics of dental practices do not differ materially from state to state. Thus, there is no meaningful information which can be gleaned from a further breakdown of data on a state by state basis.

96.
Your current expansion plans should be discussed in reasonable detail. For example, discuss where you plan to open new offices this year, and next year. Discuss the specific staffing and equipment requirements for new offices.

Response:    We have provided the required disclosures. See pg. 69, "Business—Business Strategy"; see also pg. 22, "Risks Related to the Notes—We may not have enough cash to pay you interest on the new notes"; pg. 28, "Risks Related to Our Business—Our growth strategy may reduce the cash we have available to pay interest and principal on the notes."

97.
Include a quantified discussion of your office and staff retention during the current and three most recent fiscal years, by state. For example, how many practices did you add during these periods, and how many did you lose. Discuss your ability, and the affiliated practices' ability, to hire and retain professionals and non-professionals during the same periods, including the relevant factors affecting your ability to do so. If these factors vary by state, explain why.

Response:    We have provided the requested disclosures regarding the challenges we face in hiring and retaining dental professionals, and provided a chart detailing the total practices opened and closed during the past three years. We respectfully submit, however, that our ability to retain office staff is not a material disclosure. In addition, for the reasons set forth in our response no. 95, a state by state analysis also is not relevant. See pg. 68, "Business—Competitive Challenges."

98.
It is unclear from the disclosure whether you are materially dependent on specific payors. At one point in the prospectus you appear to indicate that more than 10% of your revenue, during at least one fiscal year, was attributable to payments from the State of Oregon. Please identify any individual entity, or group of related entities, that was responsible for 10% or more of your revenue in any of the last three fiscal years or the current fiscal year to date. For each such entity, disclose the percentage of revenue attributable to each in each of the last three fiscal years and the current fiscal year to date. Provide the same information for your operations in each state, or explain to us why you believe this information would not be material to an investor.

Response:    We have revised the Registration Statement to provide the required disclosure. See pg. 65, "Business—Overview."

99.
Provided quantified disclosure, by state, for each of the last three fiscal years and interim period, of the various sources of your revenue. That is, disclose, for each state, for each of these periods, how much revenue is attributable to insurance companies, individual payors, etc. Discuss the reasons for any material changes from year to year and from state to state.

        See response to no. 95.

100.
For the same time periods, disclose the amount of your insurance revenues that are attributable to capitated payments. Disclose and discuss how well you have been able to match your costs for providing capitated services to, the amounts you have negotiated as payments for such services.

Response:    We are only able to segment our revenue between capitated managed care arrangements and other fee-for-service and third party payor arrangements. This information is disclosed on pg. 48, "MD&A—Components of Revenue and Expenses." Furthermore, we do not track our expenses by the source of revenue. Accordingly, we are unable to provide the requested disclosure.

101.
Disclose and discuss the material terms of any insurance and/or provider arrangements. For example, disclose and discuss the terms of the insurance agreements, whether they are subject to renegotiation or termination, and similar material information.

Response:    We currently have more than 2,000 different provider arrangements. The terms of these arrangements vary materially. As a result, it is not possible to provide a general description of such arrangements nor is it possible to summarize their terms. Except for the provider agreements with the State of Oregon, none of our other provider agreements accounted for 10% or more of our net revenues during any of the past three years. We have described our arrangements with the State of Oregon. See pg. 74, "Business—Employment Agreements with Affiliated Dentists"; see also pg. 27, "Risk Related to Our Business—We may have less cash available to pay interest and principal on the notes if the State of Oregon terminates or materially reduces the scope of the agreements pursuant to which we provide dental care to low-income residents in that state."

Our Management Services Arrangements—page 63

102.
You disclose on page 64 that you receive management fees based on two methodologies. The second methodology discussed seems to imply that you may or may not recover all operating expenses incurred on behalf of a practice if the net revenues are not sufficient to cover those expenses. Please explain to us whether our understanding of this is correct, and revise the disclosure as needed to clarify this methodology.

Response:    We now receive management fees based only on one methodology. Under this methodology, we bear the risk of loss if a dental office does not generate sufficient revenues to cover expenses. See pg. 72, "Business—Our Management Services Arrangements."

Description of Credit Facility and Certain Indebtedness—page 85

103.
Disclose the amount of the credit facility and the amounts currently outstanding.

Response:    In accordance with the above comment, we have revised the prospectus to disclose the amount of the credit facility and the amounts currently outstanding. See pg. 97, "Description of Credit Facility and Certain Indebtedness—Senior Secured Revolving Credit Facility—Availability."

Financial Statements—December 31, 2004

Consolidated Statements of Operations, page F-5

104.
Please disclose on the face of the Consolidated Statement of Operations the amounts charged to provision for doubtful accounts. Please refer to Item 5-03(b)(5) of Regulation S-X.

  We agree with your comment and have reflected the changes on the face of the Consolidated Statements of Operations. See pg. F-5.

105.
Please present interest expense and other income gross on the face of the consolidated statements of operations as required by Rule 5-03(b)(7) and (8) of Regulation S-X.

  We agree with your comment and have reflected the changes on the face of the Consolidated Statements of Operations. See pg. F-5.

106.
It appears that you included certain non-operating type gains and losses, such as "Loss (gain) on extinguishment of debt" within operations that would be more appropriately reflected as non-operating please explain to us why you feel this treatment is appropriate. Also consider the need to provide a cost of services provided line item. Refer to Items 503(b)(3) and (7) of Regulation S-X.

  In April 2002, the Financial Accounting Standards Board, or FASB, issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which supersedes FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt". SFAS 4 required that all gains and losses from extinguishment of debt be classified as extraordinary items. SFAS 145, through its rescission of SFAS 4 removes the extraordinary item classification requirement for gains and losses from extinguishment from debt. Accordingly, we reflect any extraordinary gains or losses from the extinguishment of debt as a component of income from operations.

  Historically, as a private company and as a registrant we have not shown a cost of services provided line item. It is our position that this is appropriate for our industry as supported by the similar presentation of American Dental Partners, Inc., a similar company in our industry.

Consolidated Statements of Cash Flows, page F-7—F-8

107.
Please explain to us why it is appropriate to classify the "Cash paid for acquisition of preferred stock and earn-outs, including direct costs" qualifies as an investing activity. Include any references to specific paragraphs within the applicable authoritative literature that supports this treatment.

  To account for the leveraged buy out of our majority shareholder in December 2004 we considered guidance relating to accounting for treasury stock transactions, recapitalizations and business combinations. Applying the facts of the purchase, we determined that Emerging Issues Task Force, or EITF, abstract No. 88-16 "Basis in Leveraged Buyout Transactions" was applicable. EITF 88-16 applies to a highly leveraged transaction—or series of related and anticipated highly leveraged transactions—that result in the acquisition by NEWCO of all of the outstanding common stock of OLDCO. EITF 88-16 provides guidance as to the basis that NEWCO will use to value its interest in OLDCO and whether the transaction is to be accounted for as a business combination or a recapitalization.

  Upon application of EITF 88-16, we determined that the transaction should be accounted for as a business combination under the guidance of SFAS 141 "Business Combinations". As the purchase of the preferred stock is accounted for as a business combination and not a purchase of treasury stock or recapitalization, it is appropriate to reflect the cash paid for the acquisition as an investing activity, not a financing activity.

Note 1. Organization

Merger, page F-9

108.
Please explain to us why the application of the acquisition accounting resulted in the elimination of a portion of retained earnings. Provide to us the calculations that support this elimination.

  The application of EITF 88-16 to a leveraged buyout transaction accounted for as a step acquisition will result in NEWCO adjusting its shareholders' equity to reflect in the NEWCO balance sheet only the predecessor basis in retained earnings of the OLDCO shareholders that acquired an interest in NEWCO. Accordingly, we eliminated the equity in earnings attributed to the Class A Preferred Stock holders that was purchased in December 2004. The calculation for the elimination is as follows ($'s in thousands):

Retained earnings prior to merger	$2,428
Percentage of Company acquired	47%

Retianed earnings eliminated	$1,141

Fresh Start Accounting, pages F-11—F-13

109.
Please explain why the only fresh start adjustment resulted in "Goodwill and other intangibles, net," and why no other assets were adjusted to fair value. Clarify why this fresh start adjustment came against the retained deficit. Please include references to any specific paragraphs within the applicable authoritative literature upon which you relied in determining this accounting treatment.

  The application of fresh start accounting requires that we adjust the historical cost of our assets and liabilities to their fair values and that the reorganization value be allocated among the reorganized entity's net assets in conformity with procedures specified by SFAS No. 141, "Business Combinations". In applying SFAS 141, we reviewed all of our assets and liabilities and determined that the historical values recorded on the financial statements approximated their fair values upon emergence. Set forth below is a brief description of some of the significant balance sheet items and considerations in arriving at our conclusion.

  •
  Current assets and liabilities—Current assets and liabilities, by their nature, represent items that are short term in nature and can be converted into cash or settled in cash at or about their book values in the normal course of business. Because of this, we concluded that the carrying value of current assets and liabilities approximated the fair value at the date of emergence.

  •
  Property and equipment—Our fixed assets are comprised of assets acquired through dental practice acquisitions, at which time they are recorded at their then fair market values, or through new purchases. We do not believe that any significant impairment or inflation of these fair values or original purchase value has occurred, other than normal wear and tear, which is accounted for through depreciation over the useful lives of the assets. Furthermore, we reviewed the net book value of our property and equipment, and based on our recent experience in purchasing similar items concluded that the book value of our fixed assets upon emergence approximated their fair values.

  •
  Debt obligations—The debt obligations represent amounts determined through arms-length negotiations between interested parties in conjunction with the Bankruptcy and are believed to be reflected at their fair values as of the effective date.

  As disclosed in the notes to the financial statements, our financial statements for the periods including the bankruptcy have been prepared in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," In applying fresh start, we eliminated the retained earnings in accordance with paragraph 39 of SOP 90-7 that states, "Adopting fresh-start reporting results in a new reporting entity with no beginning retained earnings or deficit."

Note 3, Summary of Significant Accounting Policies

Basis of Presentation, pages F-13—F-14

110.
Please include a more detailed discussion of how the consolidated affiliates meet each of the criteria in EITF 97-2 that require consolidation. Also disclose both the number of dental practices consolidated and not consolidated under the guidance of EITF 97-2.

  We agree with your comment and have revised our footnote disclosure. See pg. F-13—F-21.

Net revenues, page F-14

111.
Please extend your current discussion of the "conforming" of your revenue recognition policy and include a more detailed explanation of the adjustment recorded. Please specify if this adjustment was a correction of error or a change in estimate and tell us why a discussion of trends excluding the effect of this adjustment is appropriate. Please disclose the amount of the adjustment gross of related expenses. Please cite any accounting literature used to account for this adjustment. Also disclose the amount of contractual allowance netted against the gross revenues for each period.

  The decision in January 2004 to conform our two revenue recognition policies into the one cohesive policy did not result in an actual adjustment to our financial statements. Rather the $1.9 million revenue and related expense referred to in our disclosure represents the revenue and related expense that would have been recognized in one month under the old methodology but was recognized in subsequent periods under the surviving methodology, when the procedure was actually completed.

  When accounting for the change, we reviewed Accounting Principles Board No. 20, "Accounting Changes" and believe the conforming to be neither a correction of an error nor a change in estimate. We understand that both methodologies are widely practiced in our industry and therefore the change is more consistent with a change in accounting principle. We feel that the surviving methodology better matches the revenue with how we and our affiliated dental practices incur expenses for performing the procedures, chiefly compensation of the dentist and lab fees.

  The application of this methodology stems primarily from the inherited accounting principle in place at the time we acquired the practice. As our last practice acquisition was in 2000, the change would be reflected primarily as an adjustment to the beginning retained earnings for the earliest period reported. Because of this, the annual effects of applying this change in accounting principle would not be material to the annual operating results and therefore excluding this from trend information would not distort the reliability of the information.

Supplies Inventory, page F-15

112.
Please revise the disclosure to include a discussion of the valuation methodology, i.e. LIFO, FIFO, average cost, etc., used to determine the cost of this inventory.

  Due to the de minimis nature of the components of the disposable dental supply inventory, the cost of maintaining a perpetual inventory would exceed the benefit. Therefore, we account for our disposable supplies by periodically establishing a baseline value on the balance sheet and expensing supplies as purchased.

  We then monitor the expenditures of disposable dental supplies and assess the adequacy of the baseline balances. Periodically, these balances are to be updated through physical counts to ensure that the effect of increasing or decreasing supplies is properly recorded on the balance sheet. Similarly, any adjustment to the disposable dental supply balance will adjust the expense for dental supplies such that it approximates the dental supplies used to generate revenue during the period.

  The value of the inventory at December 31, 2004 was determined based on a sample of physical counts performed during the calendar year and based on the then current price for the supplies on hand. Because of this, we believe our valuation method approximates FIFO.

Self Insurance Reserves, page F-16

113.
Please disclose the amounts related to these reserves at each reporting period.

  We agree with your comment and have revised our footnote disclosure. See pg. F-17.

Goodwill and Intangible Assets, pages F-2l—F-22

114.
Please revise your disclosure to include the weighted average amortization periods of the intangible assets. Refer to paragraph 40(2)(3) of SFAS 142.

  We agree with your comment and have revised our footnote disclosure. See pg. F-22—F-23.

Note 9, Debt

Senior revolving Credit Facility, pages F-25—F-26

115.
We note that the amount available under this agreement is limited based on EBITDA. Please revise the disclosure to include the amount actually available as a result of this limitation. Also clarify whether the twelve month period referred to in the limitation is calculated at year-end or if it is a rolling twelve months.

  We agree with your comment and have revised our footnote disclosure. See pg. F-26.

Adequate Protection Payment, page F-26

116.
It is unclear how the $1.3 million disclosed here passed through the statement of operations and the equity statement. Please explain to us where these charges are recorded in those statements.

  Our Joint Plan of Reorganization calls for an adequate protection payment to be made by the plan sponsors upon confirmation of the Plan by the bankruptcy court. The amount of the adequate protection payment is equal to the interest paid by the debtors to the plan sponsors on the outstanding amount of their secured claims from the petition date through the effective date. The amount of the interest paid to the plan sponsors on their secured claims during that period was approximately $1.3 million and was recorded as interest expense in the predecessor company as incurred. Per the terms of the Joint Plan of Reorganization the adequate protection payments are to be applied against the principal of the restructured senior secured debt upon emergence in exchange for equity. Accordingly we recorded the payment as a reduction of our restructured senior secured debt and contributed capital on our balance sheet upon emergence.

Note 10. Shareholder's Equity

Common Stock, page F-27

117.
Please explain to us why you did not assign a fair value to the common stock issued at the time of the merger. Include in your response a discussion of how this value of zero relates to the implied value of the preferred and common shares issued at the time of the reorganization.

  The equity issued at the time of the reorganization was in exchange for senior secured and senior subordinated debt as called for in our Joint Plan of Reorganization. The total equity for distribution under the Joint Plan of Reorganization was based on the reorganization enterprise value of $110 million as approved by the bankruptcy court. After deducting the debts and other obligations from the enterprise value, the preferred stock was assigned a value equal to the amount of senior secured debt extinguished. The common stock was issued in exchange for the extinguishment of the senior subordinated debt and is valued based on the remaining equity after the issuance of the preferred stock.

  The equity issued by InterDent, Inc. to Levine Leichtman and their affiliates (our majority owners) at the time of the merger was treated as a re-capitalization of the Company. No value was assigned to the shares as they were not in exchange for any value received by the Company at the time of the merger.

Warrants, pages F-27—F-28

118.
Please explain to us how you arrived at the decision to value certain warrant issuances at nil while assigning significant value to the other issuance. Include a discussion of the assumptions used in determining these valuations as well as a detailed discussion of how you arrived at the fair value of the common shares used in these valuations.

  Upon and since our emergence from bankruptcy we have issued four classes of warrants as follows:

Warrant Class	Issue Date	Exercise Price	Value of Underlying Stock(1)	Fair Value of Warrant(1)
D	October 9, 2003	$153.69	$153.69	$3,388,000
E	October 9, 2003	241.20	153.69	3,000
F	October 9, 2003	284.95	153.69	2,000
G	December 15, 2004	$161.78	$175.52	$—

        Note: (1) at date of grant.

  The warrants issued as part of our Joint Plan of Reorganization, Classes D, E and F, were valued using Black-Scholes valuation model at the effective date of the bankruptcy. The warrants were issued in exchange for the extinguishment of debt through the bankruptcy.

  The underlying assumptions include a risk free interest rate of 5% and nominal volatility. The value of the underlying stock at the date of issuance of $153.69 is based on the negotiated enterprise value of the Company resulting from the bankruptcy of $110 million. After deducting the debts of the Company, approximately $58.66 million of equity remained that was attributed to 381,679 shares of outstanding common stock and common stock equivalents [$153.69 = $58,660,000/381,679 shares].

  Using the assumptions above the application of Black Sholes yielded a value of $3,388,000 for the class D warrants. The application of Black Scholes yielded a zero value for the class E and F warrants due to their high strike price relative to the underlying value at issuance. A nominal value was assigned to the warrants as we believed there was an inherent value, albeit minimal, to the warrants as they were ultimately agreed to by the holders during the bankruptcy.

  The Class G warrant was issued in connection with the recapitalization discussed in the response to comment number 117 above and therefore assigned no value.

Exhibits

119.
Please file your remaining exhibits as soon as possible. We may have further comments once we have had an opportunity to review them.

        We will file herewith the following exhibits:

Exh.	Description
4.4	InterDent, Inc. Class D Common Stock Purchase Warrant, dated October 8, 2003, issued by InterDent, Inc. to Levine Leichtman Capital Partners II, L.P.
4.5	InterDent, Inc. Class G Common Stock Purchase Warrant, dated December 15, 2004, issued by InterDent, Inc. to Levine Leichtman Capital Partners II, L.P.
10.12
Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of June 23, 2004, by and from InterDent Service Corporation, "Grantor" to First American Title Insurance Company, "Trustee or "Grantee" for the benefit of Wells Fargo Foothill, Inc., in its capacity as administrative agent, "Beneficiary" or "Grantee"
10.13
Mortgage, Assignment of Rents and Leases, and Security Agreement, dated as of June 23, 2004, by and from InterDent Service Corporation, "Mortgagor" to Wells Fargo Foothill, Inc., in its capacity as administrative agent, "Mortgagee"
10.14
Deed of Trust, Assignment of Rents and Leases and Security Agreement, dated as of December 15, 2004, by and from InterDent Service Corporation, "Grantor" to First American Title Insurance Company, "Trustee or "Grantee" for the benefit of Wells Fargo Bank, National Association, in its capacity as collateral agent, "Beneficiary" or "Grantee"
10.15
Mortgage, Assignment of Rents and Leases, and Security Agreement, dated as of December 15, 2004, by and from InterDent Service Corporation, "Mortgagor" to Wells Fargo Bank, National Association, in its capacity as collateral agent, "Mortgagee"
16	Letter dated June 13, 2005, by Ernst & Young, LLP to the SEC
99.1	Form of Letter of Transmittal
99.2	Form of Notice of Guaranteed Delivery
99.3	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

        We will file the Opinion of Morrison & Foerster LLP, Stoel Rives, LLP and their respective consents as soon as possible.

*    *    *

        We hope we have adequately addressed your comments. Should you have any further comments or questions regarding the captioned filing, please direct them to the undersigned.

Very truly yours,

/s/ Hillel T. Cohn

Enclosures